

May 29, 2009

<u>**Via U.S. mail and facsimile**</u>

Mr. Ira J. Lamel
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc.
58 South Service Road
Melville, NY 11747

> **Re: The Hain Celestial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008, as Amended October 28, 2008**
> **Schedule 14A filed February 18, 2009, as Amended March 2, 2009**
> **Response Letter Dated March 6, 2009**
> **Response Letter Dated May 15, 2009**
> **File No. 0-22818**

Dear Mr. Lamel:

    We have reviewed your filings and response letters and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14A Filed February 18, 2009

Annual Cash Incentives, page 36

1.   We note your response to our prior comments 1 and 2 and the "Revised 'Annual Cash Incentives' Section" that you included as Exhibit A to your response letter dated May 15, 2009. We note that although you have added information about performance goals, you have removed the discussion of the points awarded for each goal. We also note your statement that "[t]he Compensation Committee considered each NEO's <u>overall</u> performance and contribution to the achievement of the performance measures, as well as Mr. Simon's assessment of the performance and contribution of Messrs. Lamel and Carroll, in determining the

annual cash incentive payments [emphasis added]." We also note, in your discussion of the gross margin financial measure, your reference to "credit for their performance against this measure." Please revise to provide greater precision and clarity with regard to the process used to determine the payments; for example, explain whether the Compensation Committee determined and added up points achieved with regard to the various goals, exercised discretion with regard to overall results, or followed a process including both of these steps and perhaps other steps as well.

Potential Payments upon Termination or Change-in-Control, page 47

2.   We note your response to our prior comment 4 regarding the assumptions used in calculating the Black-Scholes value in connection with hypothetical termination or change in control. Please confirm that in future filings you will include disclosure about any such assumptions.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3745 with any questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: C. Moncada-Terry
        N. Gholson